Execution copy

JLL PARTNERS FUND V, L.P.	WARBURG PINCUS PRIVATE EQUITY IX, L.P.
450 LEXINGTON AVENUE	450 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017	NEW YORK, NEW YORK 10017

April 13,  2015

Builders FirstSource,  Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201
Attn: Donald F.  McAleenan

Re: Equity Commitment

Ladies and Gentlemen:

Reference is hereby made to (i) that certain Securities Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”), by and among Builders FirstSource, Inc. a Delaware corporation (the “Purchaser”), ProBuild Holdings LLC, a Delaware limited liability company (the “Company”), and the other parties thereto (collectively, the “Sellers”) and (ii) that certain debt commitment letter, dated as of the date hereof, by and among the Purchaser and the lender parties thereto (the "Debt Commitment Letter").  Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Purchase Agreement.

1.  BLDR Public Offering.  In order to satisfy a condition to funding set forth in paragraph 3 to Exhibit E to the Debt Commitment Letter, the Purchaser shall conduct a public offering of its common stock, par value $.01 per share (the “BLDR Common Stock”), which will provide net proceeds of at least $100 million (the “BLDR Public Offering”).

2.  Equity Commitment.  In the event that the Company is unable to consummate the BLDR Public Offering at any price (a “BLDR Public Offering Failure”), JLL Partners Fund V, L.P. (“JLL”) and Warburg Pincus Private Equity IX, L.P. (“WP,” and together with JLL, the “Equity Sources”) (directly or indirectly through an Affiliate that owns, directly or indirectly, the equity interests of Purchaser) shall purchase from the Purchaser, at the time of the consummation of the transactions contemplated by the Purchase Agreement (the “Acquisition”) and subject to the terms and conditions hereof, on a several and not a joint basis, $40 million of  BLDR Common Stock, in the case of JLL, and $60 million of BLDR Common Stock, in the case of WP, in each case, at the price set forth in paragraph 3 below (the “Equity Financing”).  The obligation of the Equity Sources to provide the Equity Financing pursuant to this paragraph 2 is subject to the conditions that: (a) all conditions to the obligations of Purchaser under the Purchase Agreement shall have been satisfied (other than those conditions that, by their terms, cannot be satisfied until the Closing, but which are capable of being satisfied at the Closing) and there shall have been no termination of the Purchase Agreement pursuant to the terms thereof, (b) all of the conditions to the Debt Commitment Letter, other than the condition set forth in paragraph 3 to Exhibit E thereof, shall have been satisfied and the applicable Debt Financing Sources have confirmed in writing that the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is also funded at the Closing by the Equity Sources on the terms set forth in the Debt Commitment Letter and (c) a BLDR Public Offering Failure shall have occurred.

3.  Purchase Price for BLDR Common Stock.  The purchase price for each share of BLDR Common Stock to be purchased pursuant to the terms of paragraph 2 above shall be the lower of (i) the ten-day weighted average volume closing price of the BLDR Common Stock for the period ended March 26, 2015 and (ii) a discount of twenty (20) percent from the ten-day weighted average volume closing price of the BLDR Common Stock for the period ending on the trading day immediately prior to the closing of the Acquisition.

4.  Limitations on Liability.  Notwithstanding the foregoing or anything to the contrary that may be expressed or implied herein or in the Purchase Agreement (or in any exhibit, schedule, certificate or other document executed or delivered in connection herewith or therewith) or otherwise, Purchaser acknowledges and agrees that no Person other than the Equity Sources shall have any obligation hereunder and that, notwithstanding the fact that the Equity Sources may be partnerships, (i) no recourse hereunder or under any documents or instruments delivered in connection herewith may be had against any former, current or future director, officer, employee, partner, Affiliate, agent, member, manager, stockholder, representative or assignee (any such person or entity, a “Representative”) of the Equity Sources or any Representative of any Representative of the Equity Sources (any such Representative, a “Secondary Representative”), whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, and (ii) no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by any Representative of the Equity Sources or any Secondary Representative under this letter or any documents or instruments delivered in connection herewith or the Purchase Agreement or for any claim based on or by reason of any obligations of the Equity Sources arising hereunder or thereunder.

5.  Seller’s Limited Enforcement Rights.

(a)  In the event that (i) all of the conditions to the Equity Sources obligations pursuant to paragraph 2(a) above have been satisfied, (ii) the Company and the Sellers have irrevocably confirmed in a written notice to Purchaser that the Company and the Sellers stand ready, willing and able to consummate the Closing if specific performance is granted and the Equity Financing and Debt Financing are funded and Purchaser complies with its obligations to effect the Closing pursuant to the terms of the Purchase Agreement, then the Closing would occur and (iii) the amounts committed to be funded under the Debt Commitment Letter have been funded or will be funded at the Closing if the amounts under the Equity Commitment Letter are funded at Closing, then (A) the Equity Sources shall provide the Equity Financing and (B) Seller shall be entitled, as an intended third party beneficiary of this letter, to enforce the Equity Sources’ obligations to provide the Equity Financing.

(b)  In the event any Seller or any of Affiliate thereof asserts in any litigation or other proceeding that any of the limitations on the Equity Sources’ liability herein are illegal, invalid or unenforceable in whole or in part, or asserting any theory of liability against the Equity Sources or any Representative or Secondary Representative of the Equity Sources with respect to the transactions contemplated by the Purchase Agreement, other than (x) liability of the Equity Sources (and solely the Equity Sources) under the express provisions of this paragraph under the limited circumstances specified in this paragraph and (y) liability of the Purchaser (and solely the Purchaser) under the Purchase Agreement and the Ancillary Agreements, then (i) the obligations of the Equity Sources under this letter shall terminate ab initio and be null and void, (ii) if the Equity Sources had previously made any payments under this letter, they shall be entitled to recover such payments, and (iii) neither the Equity Sources nor any Representative nor Secondary Representative of the Equity Sources (in each case, other than the Purchaser under the Purchase Agreement and Ancillary Agreements) shall have any liability to Seller with respect to the transactions contemplated by the Purchase Agreement or under this letter.  Purchaser’s and Seller’s remedies against the Equity Sources under this letter shall, and are intended to, be the sole and exclusive direct or indirect remedies available to Purchaser and Seller against the Equity Sources and any Representatives and Secondary Representatives of the Equity Sources (in each case, other than the Purchaser under the Purchase Agreement and Ancillary Agreements) in respect of any liabilities or obligations arising under, or in connection with, the Purchase Agreement and the transactions contemplated thereby.  For the avoidance of doubt, nothing in this letter (including paragraph 4 above and this paragraph 5) shall limit the remedies of any Seller against the Purchaser under the Purchase Agreement or any Ancillary Agreement.

(c)  Except as expressly provided in this paragraph, nothing set forth in this letter shall be construed to confer upon or give to any Person other than Purchaser any rights or remedies under or by reason of, or any rights to enforce or cause Purchaser to enforce, the commitment to consummate the Equity Financing.

6.  Syndication.  Nothing in this letter shall limit the right and ability of the Equity Sources to syndicate their rights and obligations hereunder to other Affiliates or co-investors prior to the Closing, provided that each of the Equity Sources shall remain liable for its obligations hereunder subject to the limitations hereunder.

7.  Stockholder Approval.

(a)  Pursuant to the listing requirements of  the NASDAQ Stock Market, the purchase of shares of BLDR Common Stock pursuant to paragraph 2 above, may require approval by the holders of BLDR Common Stock.  Accordingly, the Purchaser agrees to (i) as soon as practical after the date hereof, prepare and file with the Securities and Exchange Commission (the “SEC”), a proxy statement relating to such matter and (ii) as soon as practicable after such proxy statement is cleared by the Staff of the SEC, call and hold a special meeting of its stockholders to  consider and vote on such matter.

(b)  In connection with the approval referred to in paragraph 7(a) above, each of JLL and WP, severally and not jointly, agree that all shares of BLDR Common Stock owned by it and its controlled Affiliates shall be present for purposes of voting at such meeting and shall be voted in favor of the matters referred to in paragraph 7(a) above.

(c)  Notwithstanding the commitments set forth in Paragraph 2 above, In the event that the approval  referred to in paragraph 7(a) above is not obtained and all of the conditions set forth in paragraph 2 above have been satisfied, then the Purchaser shall sell to the Equity Sources and the Equity Sources shall purchase from the Purchaser, Non- Voting Preferred Stock of the Purchaser for the respective amounts set forth in paragraph 2 above, which Preferred Stock shall automatically convert into BLDR Common Stock, immediately upon obtaining the approval referred to in paragraph 7(a) above, at a conversion price determined pursuant to paragraph 3 above

8.  Registration Rights.  In the event that the Equity Sources purchase shares of BLDR Common Stock pursuant to paragraph 2 above, (a) all shares of BLDR Common Stock purchased  pursuant thereto shall be included as “Shares” pursuant to the terms of that certain Registration Rights Agreement dated as of January 21, 2010 among the Equity Sources and the Purchaser (the “Registration Rights Agreement”), (b) any Affiliates of the Equity Sources or co-investors who purchase shares of BLDR Common Stock pursuant to paragraph 2 above shall become parties to the Registration Rights Agreement and entitled to the benefits thereof and (c) Sections 3.01(b) and Section 4.12 of the Registration Rights Agreement shall be amended, as of the date of such purchase, in their entirety, as set forth in Annex A hereto.  For the avoidance of doubt, any underwriting fees and expenses associated with the Shares acquired pursuant hereto would be governed by the terms of the Registration Rights Agreement.

9.  Expense Reimbursement; Indemnification.  In consideration of the commitments contained herein, whether or not the Acquisition is consummated, Purchaser agrees to promptly pay, or cause to be paid, upon receipt of any request therefore, all reasonable out-of-pocket expenses incurred by the Equity Sources in connection with their evaluation of, negotiations regarding and documentation for the transactions referenced herein, including, without limitation, expenses of counsel, accountants and other advisors.  Purchaser further agrees to indemnify and hold harmless the Equity Sources and their respective Representatives and Secondary Representatives (collectively, the “Indemnified Persons”) against and from any and all Losses, liabilities, actions, suits, proceedings (including investigations or inquiries), claims, costs, damages and expenses (including attorneys’ fees) that may be incurred by, asserted against or involve any of them as a result or in any way related to the transactions referenced in this letter; provided that no Person shall be indemnified as a result of the foregoing to the extent found by a final and non-appealable Order of a court of competent jurisdiction to have resulted solely from the material breach of this agreement or the gross negligence or willful misconduct of such Person.  Purchaser further agrees to pay the Equity Sources upon demand for any legal or other expenses incurred by it in connection with investigating, defending or preparing to defend any such action, suit or proceeding (including any inquiry or investigation).  The provisions of this paragraph and the following paragraph are independent of all of Purchaser’s other obligations hereunder and shall survive the termination of this letter.  Purchaser agrees that no Indemnified Person shall be required to (but at its sole election, may) seek indemnification from any other Person or Persons with respect to any matter for which such Indemnified Person is entitled to indemnification hereunder and agrees, for the benefit of the Equity Sources and their respective Representatives and Secondary Representatives to waive any right to contribution from the Equity Sources and their respective Representatives and Secondary Representatives; provided that the foregoing shall not be deemed to limit or waive any contractual rights that Purchaser may have against any Equity Source.  EACH OF THE INDEMNIFYING PARTIES

HEREBY ACKNOWLEDGES THAT THE FOREGOING INDEMNITY SHALL BE APPLICABLE TO ALL LOSSES, DAMAGES, LIABILITIES, THAT HAVE RESULTED FROM OR ARE ALLEGED TO HAVE RESULTED FROM THE ACTIVE OR PASSIVE OR THE SOLE, JOINT OR CONCURRENT ORDINARY NEGLIGENCE OF AN EQUITY SOURCE OR ANY OTHER INDEMNIFIED PERSON.

10.  Amendments; Termination.  This letter may not be amended or terminated (or any provisions waived) without the prior written consent of the Equity Sources, Purchaser and the Sellers.  No waiver by Purchaser of any conditions precedent set forth in, or other amendment or modification to, the Purchase Agreement or the Debt Commitment Letter may be made without the Equity Source’s prior written consent.  This letter and the obligations of the Equity Sources obligations hereunder will terminate automatically without any further action on the part of the Equity Sources, Purchaser or Seller on the earlier of (i) the termination of the Purchase Agreement in accordance with its terms, (ii) the Closing, and (iii) with respect to the obligations of the Equity Sources under this letter only, in accordance with paragraph 5 above.

11.  Governing Law; Jurisdiction. This letter and all disputes or controversies arising out of or relating to this letter or the transactions contemplated by this letter shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

12.  Submission to Jurisdiction.  Each of the parties hereto irrevocably agrees that any legal action or proceeding arising out of or relating to this letter or for recognition and enforcement of any judgment in respect hereof brought by any other party or its successors or assigns may be brought and determined by the Court of Chancery of the State of Delaware, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid court for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this letter and the transactions contemplated by this letter (and agrees not to commence any action, suit or proceeding relating thereto except in such courts).  Each of the parties hereto further agrees to accept service of process in any manner permitted by such court.  Each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this letter or the transactions contemplated by this letter, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure lawfully to serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this letter, or the subject matter hereof, may not be enforced in or by such courts.

13.  Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS LETTER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY.

14.  Notice.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, or otherwise, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid or (d) when sent, if sent by electronic mail before 5:00 p.m. on a Business Day at the location of receipt and otherwise the next following Business Day.  All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to JLL to:

JLL Partners Fund V, L.P.
c/o JLL Partners, Inc.
450 Lexington Avenue, 31st Floor
New York, New York 10017
Facsimile: (212) 286-8626
Attention: Daniel Agroskin
Email: d.agroskin@jllpartners.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
920 North King Street
Wilmington, Delaware 19801
Facsimile: (302) 434-3090
Attention: Robert B. Pincus
Email: bob.pincus@skadden.com

If to WP to:

Warburg Pincus Private Equity IX, L.P.
c/o Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
Facsimile: (212) 878-9351
Attention: Michael Graff and Uzair Dossani
Email: michael.graff@warburgpincus.com; uzair.dossani@warburgpincus.com with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Ave
New York, NY 10022
Attention: Joshua Korff
Facsimile: (212) 446-6460
Email: joshua.korff@kirkland.com

If to Purchaser to:

Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201
Attention:  Donald F. McAleenan
Facsimile:  (214) 880-3577
Email:       Don.McAleenan@bldr.com

with a copy (which shall not constitute notice) to:

Pepper Hamilton LLP
1313 North Market Street
Suite 5100
Wilmington, DE 19801
Attention: Matthew M. Greenberg
Facsimile: (800) 570-8508
Email:      Greenbergm@pepperlaw.com

If to any Seller to:

c/o FMR LLC
245 Summer Street
Boston, MA 02210
Attention:  Jay Freedman, Senior Vice President and Deputy General Counsel
Facsimile:  (617) 563-7106
Email:  Jay.Freedman@fmr.com

with a copy (which shall not constitute notice) to:

Goodwin Procter  LLP
Exchange Place
Boston, MA 02109
Attention:  Stuart Cable, Martin Carmichael and Amber R.E. Dolman
Facsimile:  (617) 523-1231
Email: SCable@goodwinprocter.com
MCarmichael@goodwinprocter.com
ADolman@goodwinprocter.com

15.  Specific Performance.  The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this letter in accordance with its specified terms or otherwise breach such provisions.  The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this letter and to enforce specifically the terms and provisions hereof.  The parties agree that they will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other party or parties have an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.  No party shall be required to provide any bond or other security in connection with any order or injunction enforcing, or to prevent breaches of, this letter.

16.  Miscellaneous.  This letter constitutes the entire agreement, and supersedes all prior agreements, understandings and statements, both written and oral, among Purchaser and the Equity Sources or any of their respective Affiliates.  This letter is delivered to you on the condition that its content and the identity of the parties hereto will be treated as strictly confidential and not disclosed to any person by Purchaser or any of the Sellers, except with the prior written consent of JLL and WP.  This letter may be executed in any number of counterparts, each of which when executed will be an original, and all of which, when taken together, will constitute one agreement.  Delivery of an executed counterpart of a signature page of this letter by facsimile transmission or electronic transmission via portable document format (pdf) will be effective as delivery of a manually executed counterpart hereof.  Seller shall be an express third party beneficiary of this letter.

*        *        *        *

Sincerely,

JLL PARTNERS FUND V, L.P.

By: JLL ASSOCIATES V, L.P.
Its: General Partner

By:	JLL ASSOCIATES G.P. V, L.L.C.
Its:	General Partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Its:	Managing Member

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By:	Warburg Pincus IX GP L.P.
Its:	General Partner

By:	WPP GP LLC
Its:	General Partner

By:	Warburg Pincus Partners, L.P.
Its:	Managing Member

By:	Warburg Pincus Partners GP LLC
Its:	General Partner

By:	Warburg Pincus & Co.
Its:	Managing Member

By:	/s/ Michael Graff
Name:	Michael Graff
Its:	Partner

Accepted and Agreed
as of April 13, 2015

BUILDERS FIRSTSOURCE, INC.

By:	/s/ Floyd F. Sherman
Name:	Floyd F. Sherman
Its:	Chief Executive Officer

Each Seller hereby acknowledges and agrees to the provisions of this letter (including the limitations set forth herein) as an intended third party beneficiary of this letter as set forth above.

FMR LLC

By:	/s/ Michael F. Wilens
Name:	Michael F. Wilens
Title:	Authorized Person

PROBUILD CAPITAL LLC

By:	/s/ Paul L. Mucci
Name:	Paul L. Mucci
Title:	President

LANOGA CORPORATION

By:	/s/ Rob Marchbank
Name:	Rob Marchbank
Title:	President

PROBUILD HOLDINGS, INC.

By:	/s/ Rob Marchbank
Name:	Rob Marchbank
Title:	President

Annex A

Amendments to Registration Rights Agreement

Section 3.01(b) shall be amended in its entirety as set forth below:

“(b) Number of Demands. Each Investor shall be entitled to five (5) Demand Registrations.”

Section 4.12 shall be amended in its entirety to read as follows:

“Section 4.12     Term.  Unless earlier terminated, this Agreement shall terminate upon [the seventh anniversary of the date of such amendment]; provided, however, that to the extent that any Demand Registration or Piggyback Registration has commenced at such time, this Agreement shall remain in effect until the termination or expiration of such Demand Registration or Piggyback Registration, as the case may be, and the Investors’ obligations pursuant to Section 3.04 hereto shall continue until ninety (90) days following the effectiveness of the registration statement related thereto. Notwithstanding the foregoing, each Investor may at any time provide written notice to the Company of its irrevocable election to withdraw from all of its rights and obligations under this Agreement. In such event, from and after the date of such notice, such Investor shall no longer be bound by any obligations, or be entitled to any benefits, under this Agreement (other than those that have accrued prior to such date), and from and after such time, securities held directly or indirectly from such Investor shall no longer be deemed to be Registrable Securities hereunder.”